Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	Brasil Telecom S.A.
Form 20-F for Fiscal Year Ended December 31, 2007
Filed March 11, 2008
File No. 1-15256

Dear Mr. Spirgel:

Thank you for your letter dated December 22, 2008 containing two comments with respect to the captioned Form 20-F.

Comment 1:

Note 36. Summary of differences between Brazilian Corporate Law and US GAAP, page F-64

a. Different criteria for capitalizing and amortizing capitalized interest, page F-64

Describe for us in more detail the nature of the reconciling item for capitalized interest and the amortization of capitalized interest. Explain why the amortization under Brazilin Corporate Law decreased significantly in 2007 while the amortization for US GAAP increased during the same period.

Response to Comment 1:

Brasil Telecom S.A. (“The Company”) advises the Staff that under Brazilian Corporate Law, until December 31, 1998, the Company capitalized interest imputed on equity and interest incurred on third-party loans. Interest imputed in equity was calculated at a rate of 12% per year pursuant to Brazilian regulatory requirements on the weighted-average balance of construction-in-progress and was credited to capital reserves, and amortized in accordance with the useful lives of the respective assets. Beginning in 1999, Brazilian Corporate Law requires the capitalization of interest on loans related specifically to the financing of construction in progress. Under US GAAP, interest is capitalized in accordance with SFAS 34, Capitalization of Interest Cost.

As a result of the capitalization of interest imputed in equity under Brazilian Corporate Law, the Company capitalized a significant amount of interest up to December 31, 1998, which increased amortization in the subsequent years. By December 31, 2006, this capitalized interest was fully amortized, resulting in a significant decrease in amortization under Brazilian Corporate Law for the year ended December 31, 2007.

For purposes of calculating the US GAAP adjustment relating to amortization of capitalized interest, prior to 2006, the Company used a global average depreciation rate based on actual depreciation expense and the historical cost of the assets recorded under Brazilian Corporate Law. For the years ended December 31, 2006 and 2007, the Company considered the effects of additions, disposals and fully depreciated assets on this computation. The effect of these changes caused an increase in the average depreciation rate for the period and the cumulative impact the balance of accumulated depreciation under US GAAP amounts to approximately R$55 million after taxes, representing 0.8% of the Company’s shareholders’ equity as of as of December 31, 2005, under US GAAP. The Company believes that this amount is not material to the Company’s financial statements from a quantitative perspective. The Company has also performed a qualitative analysis in accordance with SAB to determine whether the impacts of this change masked a change in earnings or other trends, changed a loss into income or vice versa, affected its compliance with loan covenants or other contractual requirements or had the effect of increasing management's compensation, among others. Based on above, the Company concluded that this effect was immaterial to the financial statements taken as whole and recognized the effects of these changes in the average depreciation rate prospectively over the average remaining useful lives of the related assets. The Company also considered the impact of this change on its control environment during its assessment of the effectiveness of internal control on financial reporting as of December 31, 2006 and 2007. The Company concluded that the changes made to the calculation of depreciation expense under US GAAP did not impact management’s reports on the effectiveness of the internal control on financial reporting for the fiscal year ended December 31, 2006 and 2007.

Comment 2:

l. Goodwill & other intangible assets and business combinations, page F-70.

iv) Step up in basis of companies under common control, page F-73.

Explain in more detail the nature of the adjustment relating to the depreciation of step-up in basis of companies under common control. Tell us why the amount of the adjustment has increased for each of the three years ending December 31, 2007.

Response to Comment 2:

The Company advises the Staff that this adjustment arose when Solpart Participações S.A. (“Solpart”, the controlling shareholder of Brasil Telecom Participações S.A., the Company’s parent company (“Parent Company”)), acquired nine operating companies in a privatization process in August 1998. These companies were included in Bluetel Participações S.A. (“Bluetel”), a separate holding company that was under common control with the Parent Company at that time. Under Brazilian Corporate Law, Solpart recorded that purchase using historical cost of the related assets and liabilities. Goodwill was calculated by comparing the historical cost of the related assets and liabilities with the purchase price paid. Under US GAAP, the purchase price was allocated to fair value adjustment to the values of the fixed assets and the recognition of goodwill. In 2000, Solpart contributed Bluetel to the Parent Company. In 2001, the nine operating companies were merged into the Company, and, as a result of these mergers, the Company recorded Parent’s Company basis in the respective fixed assets and goodwill in accordance with EITF- Emerging Issues Task Force 90-5 “Exchanges of Owership Interest between Entities under Common Control”. Consequently, under US GAAP, the Company recorded the Parent Company’s basis in the fixed assets and goodwill amounting to R$590 million and R$392 million

After the initial recognition, the US GAAP adjustments are realized in Company’s income statement through amortization/depreciation as well as eventual impairment losses. As such, the amount recorded as goodwill was amortized until 2001 and the step- up the fair value of the fixed assets was depreciated in accordance with their respective useful lives. The increase in the depreciation adjustment between the year ended December 31, 2005 and the year ended December 31, 2007 relates to an increase in the average depreciation rate used for purposes of the US GAAP adjustment as discussed in our response to the Staff’s Comment 1 above.

The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securitieis of the United States.

Please contact us with any other questions.

Sincerely,

Alex Waldemar Zornig